SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULE 13d-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ALLIED GOLD LIMITED

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

65556D102

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X|Rule 13d-1(d)

CUSIP No. 65556D102	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) MINERAL COMMODITIES LIMITED
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization STATE OF WESTERN AUSTRALIA
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 11,582,596
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 11,582,596
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,582,596
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 15.9%
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 65556D102	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Allied Gold Limited
Item 1 (b)	Address of Issuer's Principal Executive Offices:
Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Australia 6106
Item 2 (a)	Name of Person Filing:
Mineral Commodities Limited
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
P.O. Box 235, Welshpool DC Perth, Australia 6986
Item 2 (c)	Citizenship:
State of Western Australia
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
65556D102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.
(a)	Amount beneficially owned:
11,582,596
(b)	Percent of Class:
15.9%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 11,582,596
(ii)	Shared power to vote or direct the vote: 0

CUSIP No. 65556D102	13G	Page 4 of 5 Pages

(iii)	Sole power to dispose or to direct the disposition of: 11,582,596
(iv)	Sole power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
Not applicable

CUSIP No. 90169P	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

15 February 2005

/s/ David Lymburn David Lymburn Company Secretary